Mail Stop 3561

								September 23, 2005

Isaac Applbaum, Chairman
Vector Intersect Security Acquisition Corp.
One Embarcadero Center
San Francisco, California 94111

      Re:	Vector Intersect Security Acquisition Corp.
		Registration Statement on Form S-1
		Filed August 18, 2005
      File No. 333-127644

Dear Mr. Applbaum:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

2. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that:
(i)
the existing stockholders are allowed, and may make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $7.38 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their redemption rights since their existing shares have an effective purchase price of $0.005 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be significantly less that the conversion price of approximately $7.38 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

3. We note that your initial business combination must be with a business where the aggregate consideration paid by you is at least equal to 80% of the amount held in the trust account at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company in consideration greater than 80% of the amount held in the trust account. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

4. Please address the applicability or inapplicability of Regulation
M in the context of the warrant repurchase agreements contained within your registration statement.

5. Please discuss the applicability or inapplicability of Regulation
M to the underwriter`s agreement to act as a finder of business acquisitions for the issuer. Please address in your discussion when any applicable restricted period would end.


6. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

7. Prior to effectiveness please provide an update with respect to those states in which the offering will be conducted.

8. Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.

9. We note that the registration statement covers "such indeterminable additional securities as may be issued as result of the anti-dilution provisions contained in the warrants, the representative`s unit purchase option and the warrants included in the Representative`s Units." Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable "pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions."

10. Revise to indicate how the company will determine that consideration given for an acquisition target represents 80% of the trust.

11. Please note, in the discussion of the offering or in another appropriate place, whether the company plans to amend its 8-K filing to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.

Prospectus Summary, page 1

12. Please disclose whether the company will only consider entering into a business combination with U.S. companies.

13. Please revise to address whether the company or its agents or affiliates have been approached by any acquisition candidates, or their representatives, with respect to any possible acquisition transaction.

14. We note that you indicate that your business combination "must be with a target business or businesses where the aggregate consideration paid by use is at least equal to 80% of the amount held in the trust account at the time of such acquisitions (s)." Prior firm commitment blank checks have required that the business combination be with a target with a fair market value equal to 80% of the company`s net assets (all assets including the trust account funds less liabilities) at the time of the acquisition. Advise us of your reasoning regarding the change in the terms of your business combination and discuss the impact this may have on investors in this offering. We may have further comment.

The Offering, page 2

15. We note you indicate that upon completion of the offering the officers and directors may seek reasonable reimbursement for office space and administrative support related to the acquisition efforts.
Revise to indicate the amount of reimbursement that will be sought.

Summary Financial Data, page 7

16. Please revise to indicate the approximate dollar amount converted if 19.99% of the 18,750,000 shares are converted under the conversion rights.

Risk Factors, page 8

Risks Related to Our Targeted Industries, page 15

17. In risk factor one under this subsection, please clarify whether the reference to "our" business refers to the target company`s business.

18. Please avoid the generic conclusion you reach in some of your risk factor subheadings that the risk will adversely affect your business. Instead, replace this language with specific disclosure of how your business and operations would be affected. For example, see risk factors 1, 3, and 6 under this subsection.

19. Please revise the subheading of the risk factors in this subsection to state the material risk to potential investors. The subheading should disclose the consequences to the investor or to the
company, should the risk materialize.   Please revise the
subheading
to succinctly state the risk. For example, see risk factor 7 and 18.

20. Revise risk factor seven to update the information to the latest practicable date. Also to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.






21. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Many of your risk factors fit into this category and you should remove them. For example see risk factors 8 and 10 under this subsection. Please remove such risk factors or revise to cite a particular risk.

22. Please move the risks in the subsection "Risks associated with this offering" before the subsection "Risks related to our targeted industries."

23. If applicable, please include risk factors discussing possible risks of acquiring a foreign company. These risks may include exchange controls that affect the import or export of capital or remittance of dividends and withholding tax issues.

Use of Proceeds, page 28

24. Please add a line in the use of proceeds table indicating the total of the noted offering expenses.

25. In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $500,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." Please explain these expenses in more detail. We also note another line item of $500,000 allocated to due diligence. Please explain why there are two separate amounts for due diligence and indicate which line item of due diligence would be used to pay officer and directors for their expenses in the performance of due diligence. Finally, reconcile theses expenses with the disclosure in the last paragraph on page 28 in the MD&A section.

26. Please clearly indicate which line item will be allocated to pay fees to third party consultants to assist the company`s search for a target business. Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties` performance of due diligence.

27. We note that the company states that "[t]o the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account...will be used to finance the operations of the target business." Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder`s fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the last paragraph on page 28 in the MD&A section.


28. Please clarify which line items in the use of proceeds table the reimbursements will be paid from.

29. We note you indicate that your excess working capital is approximately $2,125,000. Your table indicates that your excess working capital is $1,000,000. Revise to reconcile your disclosure.

30. We note your statement that no compensation of any kind will be paid to any of our existing stockholders or any of their affiliates.
We also note your disclosure that your officers and directors may seek reasonable reimbursement for office space and administrative support related to the company`s acquisition efforts. Revise your disclosure as appropriate.

31. Revise to delete footnote 2 to the use of proceeds table.

Management`s Discussion and Financial Analysis, page 28

32. We note the statement "[w]e will use substantially all of the net proceeds of this offering to acquire one or more operating businesses, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination."
Please discuss whether or not these expenses will be paid from the proceeds held in trust. Please explain these expenses in more detail. It may be helpful to explain in greater detail the expected use of the proceeds held in trust.

Proposed Business, page 30

33. Please revise the business section to discuss in detail how management intends to carry out its duty of seeking a target business.

34. We note your use of an imbedded list in this section. Revise the prospectus to delete the use of imbedded lists. Rather than include these lists in paragraph form, break them out into bullet points, with one bullet point for each item listed.

Sources of target business, page 32

35. State, if true, that the company has not yet identified any acquisition candidates.

36. We note the disclosure regarding the cash fee to be paid to Rodman & Renshaw if it introduces a target business to the company.
Please discuss this fee in the use of proceeds and/or MD&A section.
Also discuss whether this fee would be paid from the proceeds held in trust.


37. In the paragraph under the heading "Sources of target businesses," we note the disclosure that the company will not pay any finders or consulting fees to the existing stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that the officers, directors and existing stockholders will receive no finders fees, consulting fees, or any similar type fees from any person or entity in connection with any business combination involving the company or an affiliate thereof.

Fair market value of target business (or businesses), page 33

38. We do not understand your disclosure given that the consideration paid must be at least equal to 80% of the trust account. Your disclosure does not indicate that the target business must have a fair market value equal to 80% of your trust account. Revise your disclosure or advise.

39. It may be helpful to include a risk factor that the target company does not have to have a fair market value equal to 80% of the trust account. The risk factor may also address that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

Possible lack of business diversification, page 33

40. In light of the company`s requirement that any acquisition must be of a company with consideration equal to 80% of the trust account threshold, discuss how the company would be able to effectuate a business combination with more than one target business. In addition, add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

Legal Proceedings, page 37

41. We note the statement "[t]o the knowledge of management, there is no litigation currently pending..." The company is in the position to know whether or not they are currently a party to any pending legal proceeding. Revise to indicate whether the company is a party of any pending legal proceeding.

Principal Stockholders, page 47

42. Confirm your understanding that if you increase the size of the offering pursuant to Rule 462(b) that the stock dividends to existing stockholders must fall within the 20% limitation noted in Rule 462(b)(3). Additionally please advise what considerations have been given to the officers and directors` fiduciary duties in effecting such stock dividends.

43. Please clarify if the purpose of the disclosed purchases is to stabilize the price of the warrants.

Certain Transactions, page 49

44. We note the statement that "[t]here is no limit on the amount of accountable out-of-pocket expenses reimbursable by us." Please discuss this statement in the use of proceeds section.

Underwriting, page 54

45. Please tell us whether the underwriter or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously cleared by the Division`s Office of
Chief Counsel.

46. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Financial Statements

Notes to Financial Statements

Note 2 - Commitments and Contingencies

47. Please revise to disclose your business combination fee (3% cash) with Rodman & Renshaw as discussed on page 56 (financial advisory agreement).

Other

48. Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.

Part II

Recent Sales of Unregistered Securities

49. Revise to indicate the facts relied upon to make the Section
4(2)
exemption available for the noted transaction. We may have further comment.

Exhibits

50. Please file executed copies of the agreements that are in effect.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes at (202) 551-3774 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or David Link, who supervised the review of your filing, at (202) 551-3356 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director

cc:	Robert L. Grossman, Esq.
	Fax: (305) 579-0717
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Isaac Applbaum
Vector Intersect Security Acquisition Corp.
September 23, 2005
Page 1